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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                      Momentum Business Applications, Inc.
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                                (Name of Issuer)

                              Class A Common Stock
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                         (Title of Class of Securities)

                                   60877P 10 8
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                                 (CUSIP Number)

                                Ronald E. F. Codd
                               4301 Hacienda Drive
                          Pleasanton, California 94588
                                 (925) 469-6129
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                January 22, 1999
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ] .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.   60877P 10 8

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  1    NAME OF REPORTING PERSONS                            David A. Duffield

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS   S.S. No. ###-##-####
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]
                                                                         (b) [ ]
       N/A
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  3    SEC USE ONLY


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  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       00
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  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) OR 2(e)                                               [ ]

       N/A
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  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       USA
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                    7      SOLE VOTING POWER
                           232,539
  NUMBER OF       --------------------------------------------------------------
    SHARES          8      SHARED VOTING POWER
 BENEFICIALLY              N/A
   OWNED BY       --------------------------------------------------------------
     EACH           9      SOLE DISPOSITIVE POWER
  REPORTING                232,539
    PERSON        --------------------------------------------------------------
     WITH          10      SHARED DISPOSITIVE POWER
                           N/A
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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       232,539
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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                  [ ]

       N/A
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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       4.9%
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  14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
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ITEM 1.        SECURITY AND ISSUER.

               This statement on Schedule 13D relates to the Class A Common Stock of Momentum Business Applications, Inc., a Delaware corporation ("Momentum" or "Issuer"). The principal executive offices of Momentum are located at 4301 Hacienda Drive Pleasanton, California 94588.

ITEM 2.        IDENTITY AND BACKGROUND.

               (a)    David A. Duffield ("Investor")

               (b)    c/o PeopleSoft, Inc.
                      4460 Hacienda Drive
                      Pleasanton, California 94588

               (c)    President and Chief Executive Officer
                      PeopleSoft, Inc.
                      4460 Hacienda Drive
                      Pleasanton, California 94588

               (d) Not applicable.

               (e) Not applicable.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               The Investor acquired the securities as a result of the distribution by PeopleSoft, Inc. ("PeopleSoft") to its stockholders of Momentum's Class A Common Stock. The Investor did not pay any consideration for the securities.

ITEM 4.        PURPOSE OF TRANSACTION.

               (a) Because of the potential for conflicts of interest to arise between PeopleSoft and Momentum as a result of the Investor's role as the President and Chief Executive Officer of PeopleSoft, on the one hand, and as the principal stockholder of Momentum, on the other, the Investor gifted 745,295 shares of Momentum's Class A Common Stock (the "Shares"), which constitutes 15.9% of the total shares outstanding, to Cornell University. The gift of the Shares occurred on January 22, 1999.

               (b) - (j)     Not applicable.



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ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

               (a) As a result of the transaction described in Item 4 above, the Investor is the beneficial owner of 232,539 shares of Momentum's Class A Common Stock, which constitutes 4.9% of the outstanding shares of the Class A Common Stock.

               (b) As a result of the transaction described in Item 4 above, the Investor has the sole power to vote or direct the vote of 232,539 shares of Momentum's Class A Common Stock.

               (c) Please see Item 4.

               (d) Not applicable.

               (e) January 22, 1999.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               Not applicable.

ITEM 7.        MATERIALS TO BE FILED AS EXHIBITS.

               Not applicable.



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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 26, 1999


                                                     /s/ David A. Duffield
                                                     --------------------------
                                                     David A. Duffield